Descartes Launches Conditional Voluntary Cash

Tender Offer to Acquire all Outstanding Shares of

Porthus at a Price of EUR 12.50 per Share

WATERLOO, Ontario, Canada — 22 February 2010 — The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG), a federated global logistics network, has, through its wholly-owned subsidiary Dexxcartes bvba (“Dexxcartes”), launched a conditional voluntary cash tender offer (the “Offer”) to acquire all outstanding shares of Zemblaz NV (NYSE Alternext Brussels: ALPTH) (formerly denominated Porthus NV, “Porthus”), a leading provider of global trade management solutions, at EUR 12.50 per share, as well as all outstanding warrants of Porthus.  On December 14, 2009, Descartes announced that Dexxcartes had filed with the CBFA (the Belgian banking and finance supervisory authority) its intention to launch the Offer.

The cash Offer price for outstanding warrants is EUR 12.33 per warrant issued pursuant to Porthus’ April 21, 2000 warrant plan and EUR 20.76 per warrant issued pursuant to Porthus’ November 7, 2001 warrant plan.

As of December 11, 2009, Porthus had 2,348,790 outstanding shares and 23,759 warrants convertible into 71,277 additional shares. Depending on the number of warrants exercised for shares prior to closing, the aggregate consideration payable by Dexxcartes as part of the Offer would be between approximately EUR 29.7 million (equivalent to approximately USD 40.5 million) and EUR 30.3 million (equivalent to approximately USD 41.3 million). The consideration will be paid by Dexxcartes from its available cash on-hand.

The Offer is conditional on Dexxcartes acquiring 95% of Porthus’ outstanding shares and there being no material adverse change to Porthus or its business prior to closing. If Dexxcartes acquires, as a consequence of the Offer, 95% or more of Porthus’ shares, then Dexxcartes will proceed with a buy-out offer of the remaining shares on the same terms as the Offer.

Certain shareholders of Porthus, holding 51.8% of the shares of Porthus, including the reference shareholder Saffelberg Investments and all Executive Management, have committed to support the Offer and tender their shares and warrants to Dexxcartes in the Offer.

Porthus’ Board of Directors and Executive Management have expressed their unanimous support for this Offer. Porthus’ board’s formal response to the Offer is included in the memorandum in reply included in the prospectus for the Offer.

The prospectus is available free of charge, together with acceptance forms, at the offices of ING Belgium or through the following telephone numbers: +32 02/464/60/01 (Dutch/English) or +32 02/464/60/02 (French/English). The prospectus is also available at www.ing.be/private/showdoc.jsp?docid=033625&menopt=pro|sav|aan|mis&lang=en.

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |
| info@descartes.com | www.descartes.com | TSX:DSG | NASDAQ:DSGX | Helping Customers Deliver |

Porthus securitiesholders can accept the Offer from February 22, 2010 through to, and including, March 12, 2010 until 16:00 Central European Time. Such acceptances can be made at the offices of the financial agent, ING Belgium, at no charge. Such acceptances can also be made through any financial intermediary in Belgium with any costs that these financial intermediaries may charge being payable by the securitiesholder.

The results of the Offer will be announced by March 19, 2010. Securitiesholders who have validly accepted the Offer during the acceptance period, will be paid within 10 working days after the announcement of the results, through wire transfer onto the bank account indicated by the securitiesholder in the acceptance form.

About Porthus
Porthus (NYSE Alternext: ALPTH) is a leading provider of Global Trade Management solutions, enabling organizations to manage complex business processes across the supply chain. Porthus uses innovative technologies to allow its customers to interact and conduct business with multiple trade partners using its networked platform. Porthus develops, hosts and manages software applications on this central multi-enterprise platform. The company delivers its Global Trade Management solutions to over 1,000 companies based in Europe and beyond. Porthus is headquartered in Lier (Antwerp), Belgium. The company has offices in Belgium (Lier and Ghent), the Netherlands (Hoofddorp and Eindhoven) and Slovakia (Namestovo and Zilina). Porthus has approximately 170 employees.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is making the world a better place by enabling global organizations with logistics-intensive businesses to save money by improving the productivity and performance of their operations. Underlying Descartes' offerings is the Descartes Global Logistics Network (GLN), one of the world's most extensive multi-modal business applications network. As a federated platform, the Descartes GLN combines with component-based 'nano' sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. Descartes' solutions and services deliver results by enabling organizations around the world to reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven; improve pickup and delivery reliability; and optimize working capital through fleet visibility. Descartes' hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has more than 400 employees and is based in Waterloo, Ontario, with operations in Atlanta, Copenhagen, Heverlee, Pittsburgh, Ottawa, Montreal, Miami, Minneapolis, Washington DC, Derby, London, Silver Spring, Stockholm, Suzhou, Shanghai, Tokyo, and Toronto. For more information, visit www.descartes.com.

For further information please contact:

Porthus
Ina Suffeleers
Corporate Communications &  Investor Relations Manager
Telephone: +32 (0) 3 800 06 30
Mobile: +32 (0) 495 59 02 32
Email: ina.suffeleers@porthus.com

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |
| info@descartes.com | www.descartes.com | TSX:DSG | NASDAQ:DSGX | Helping Customers Deliver |

Descartes Systems Group
Laurie McCauley
Telephone: +1 519 746 6114 ext.2358
Email: investor@descartes.com

or

Nicole German
Vice President, Marketing & Communications
Mobile: 1 416 816 5251
Email: ngerman@descartes.com

Safe Harbour Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to the Offer; the impact of the Offer on Porthus and Descartes’ businesses and ability to serve customers; the timing of announcement of results of the Offer; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability to successfully complete the Offer; the ability to integrate Porthus and Descartes; the impact of foreign currency exchange rates; the ability to predict expenses associated with and revenues from the combined businesses; applicable stock exchange and regulatory approvals; ability to retain or obtain sufficient capital to execute on future business strategy; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; departures of key customers; and other factors and assumptions including those included in the section entitled, “Certain Factors That May Affect Future Results” in documents filed by Descartes with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. If any such risks actually occur, they could materially adversely affect the Offer or the business, financial condition or results of operations of Porthus and/or Descartes. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Neither Porthus nor Descartes undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |
| info@descartes.com | www.descartes.com | TSX:DSG | NASDAQ:DSGX | Helping Customers Deliver |